Mail Stop 4561


								July 15, 2005



Donald Sproat
President, Chief Executive Officer and Chief Financial Officer
Taylor Madison Corp.
5422 Carrier Drive, Suite 306
Orlando, FL  32819

Re:	Taylor Madison Corp.
	Information Statement on Schedule 14C
	Filed July 7, 2005
	File No. 1-15034


Dear Mr. Sproat:

	This is to advise you that we have conducted only a limited review of your proxy statement. Based on that limited review, we have the following comments.
General

      We note that on May 12, 2005 you filed a Form 8-K to disclose the acquisition of Telzuit Technologies Inc. We also note that the purpose of your information statement is to inform your shareholders that you have obtained written consent from the majority of the stockholders approving: (1) the election of new directors; (2) a reverse stock split of your outstanding common stock; (3) an amendment to your articles of incorporation to increase the authorized common stock; and (4) an amendment to your articles of incorporation to change the Company`s name. It appears that in order to have enough authorized shares to satisfy the conversion of the preferred stock issued in the acquisition, you need to increase the number of authorized stock or affect a reverse stock split. Accordingly, please amend your Information Statement to include the disclosure required by Item 13 and 14 of Schedule 14A or tell us why you believe you are no required to do so. See Note A to Schedule 14A and Item 1 to Schedule 14C.


*  *  *  *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Jeffrey Shady at (202) 551-3471 or me at (202) 551-3694.

      Sincerely,



      Michael McTiernan
      Special Counsel

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Mr. Sproat
Taylor Madison corp.
July 15, 2005
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